Exhibit 4.1

CARAUSTAR INDUSTRIES, INC.

STOCKHOLDERS AGREEMENT

This STOCKHOLDERS AGREEMENT (this “Agreement”) is made as of the 20th day of August, 2009, by and among CARAUSTAR INDUSTRIES, INC., a Delaware corporation (the “Corporation”), each of the Initial Stockholders (as defined below) that has executed a counterpart of this Agreement or is deemed to have entered into this Agreement pursuant to the Plan (as defined below) as described in Section 11.7 hereof, and each Person (as defined below) that hereafter becomes a Stockholder (as defined below) and becomes a party hereto or is required by this Agreement, the Certificate of Incorporation (as defined below) or the Plan to become a party hereto.

W I T N E S S E T H :

WHEREAS, the Corporation and certain of its Subsidiaries (as defined below) have filed a joint plan of reorganization (the “Plan”) under chapter 11 of title 11 of the United States Code, 11 U.S.C. §§ 101-1330 (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Northern District of Georgia (the “Bankruptcy Court”);

WHEREAS, on or as of the date hereof, (i) the Effective Date as provided for in the Plan and the Confirmation Order (the “Effective Date”) occurred, and (ii) a total of 30,000 shares of the Corporation’s Class A Common Stock were issued pursuant to the Plan;

WHEREAS, pursuant to the Plan, as of the Effective Date the Initial Stockholders have executed, or pursuant to the Plan are deemed to have entered into, this Agreement to govern certain rights of the Stockholders and to provide certain other rights and obligations among them; and

WHEREAS, other parties acquiring shares of the Corporation’s Class A Common Stock after the Effective Date shall enter into, and become bound by, this Agreement by execution of a Joinder Agreement (as defined below) as provided herein or in the Certificate of Incorporation (as defined below);

NOW THEREFORE, in consideration of the premises and the mutual agreements, covenants and provisions contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

As used in this Agreement, the following terms shall have the definitions set forth below:

(a) “Affiliate” means, with respect to any Person, any other Person that (either directly or indirectly) controls, is controlled by, or is under direct or indirect common control with the specified Person. The term “control” includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(b) “Agreement” has the meaning specified in the preamble of this Agreement.

(c) “Bankruptcy Code” has the meaning specified in the preamble of this Agreement.

(d) “Bankruptcy Court” has the meaning specified in the preamble of this Agreement.

(e) “Board Materials” has the meaning specified in Section 6.2.

(f) “Business Day” means any day (other than a day which is a Saturday, Sunday or legal holiday in the State of New York) on which banks are open for business in the City of New York.

(g) “Bylaws” means the Bylaws of the Corporation in the form attached hereto as Exhibit A, and as otherwise in effect from time to time.

(h) “CEO” has the meaning specified in Section 6.1.

(i) “Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Corporation in the form attached hereto as Exhibit B, and as otherwise in effect from time to time.

(j) “Change of Control” means the occurrence of any of the following: (1) any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision), other than any Initial Stockholder, becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power entitled to vote in the election of directors of the Corporation or such other person surviving the transaction; or (2) a majority of the members of the Corporation’s Board of Directors are not Continuing Directors.

(k) “Class A Common Stock” has the meaning specified in the Certificate of Incorporation.

(l) “Class B Common Stock” has the meaning specified in the Certificate of Incorporation.

(m) “Common Stock” has the meaning specified in the Certificate of Incorporation. For purposes of this Agreement, if the Common Stock has been reclassified or changed, or if the Corporation pays a dividend or makes a distribution on the Common Stock in shares of capital stock, or subdivides (or combines) its outstanding shares of Common Stock into a greater (or smaller) number of shares of Common Stock, a share of Common Stock shall be deemed to be such number of shares of stock and amount of other securities to which a holder of a share of Common Stock outstanding immediately prior to such change, reclassification, exchange, dividend, distribution, subdivision or combination would be entitled to hold as a result of such change, reclassification, exchange, dividend, distribution, subdivision or combination.

(n) “Continuing Directors” means any member of the Board of Directors of the Corporation who (1) was a member of the Board of Directors of the Corporation on, or within 30 days after, the Effective Date; or (2) was nominated for election or elected or appointed to the Board of Directors of the Corporation with the unanimous approval of the Continuing Directors who were members of the Board of Directors of the Corporation at the time of such election or appointment (except that any individual whose initial election as director occurs as the result of an actual or threatened election contest, including an actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors, shall not be considered a Continuing Director).

(o) “Corporation” has the meaning specified in the preamble of this Agreement.

(p) “Co-Sale Notice” has the meaning specified in Section 5.1.

(q) “Co-Sale Offeree” has the meaning specified in Section 5.1.

(r) “Co-Sale Price” means the weighted average purchase price paid by the Nonparty Buyer (and its Affiliates) for Class A Common Stock acquired by the Nonparty Buyer (and such Affiliates) during the 18-month period ending with a Co-Sale Transaction (taking into account the proposed purchase price for such Co-Sale Transaction).

(s) “Co-Sale Transaction” has the meaning specified in Section 5.1.

(t) “Drag-Along Documents” has the meaning specified in Section 2.1(f).

(u) “Dragged Holders” has the meaning specified in Section 2.1(a).

(v) “Effective Date” has the meaning specified in the preamble to this Agreement.

(w) “Effective Date Signatory” means any Person that received shares of Class A Common Stock as of the Effective Date pursuant to the Plan and executed a counterpart of this Agreement. The Effective Date Signatories are named on Schedule A hereto.

(x) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

(y) “Excluded Issuance” means (i) issuance of shares of Class A Common Stock as of the Effective Date pursuant to the Plan; (ii) issuance of shares of Common Stock by means of a pro rata distribution to all holders of Common Stock; (iii) issuance of shares of Class A Common Stock upon conversion of Class B Common Stock in accordance with Section 5.4 of the Certificate of Incorporation; and (iv) issuance of shares of Class B Common Stock or other equity awards pursuant to the Management Equity Plan or any future management equity plan approved by the Corporation’s Board of Directors.

(z) “15% Holder” has the meaning specified in Section 6.2.

(aa) “GAAP” means generally accepted accounting principles.

(bb) “Holder” means any holder, or group of holders, of any of the then-issued and outstanding shares of Class A Common Stock and/or Class B Common Stock.

(cc) “Initial Stockholder” means (i) any Effective Date Signatory and (ii) any other Person that received shares of Class A Common Stock as of the Effective Date pursuant to the Plan and is deemed to have entered into this Agreement pursuant to the Plan as further specified in Section 11.7 hereof and Section 5.2(c) of the Plan.

(dd) “Initiating Holders” has the meaning specified in Section 3.1(a).

(ee) “Joinder Agreement” means the Joinder Agreement in the form attached hereto as Exhibit C.

(ff) “Key Action” means each of the following: (i) a consolidation or merger of the Corporation with or into another corporation or entity (other than the merger on or about the Effective Date of Caraustar Industries, Inc., a North Carolina corporation, with and into the Corporation); (ii) a direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the properties and assets of the Corporation and its subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act or any successor provision), other than to a direct or indirect wholly-owned subsidiary of the Corporation; (iii) the entry by the Corporation into any transaction that would result in a Change of Control; (iv) any material acquisition by the Corporation; (v) any amendment, modification or repeal (except for amendments that are ministerial in nature) of any provision of the Certificate of Incorporation or the Bylaws; (vi) the adoption of any stockholder rights plan, share purchase rights plan or similar plan (a “Poison Pill”) which is designed to impede the acquisition of a block of Common Stock in excess of a specified threshold; or (vii) a liquidation or dissolution of, or adoption of a plan relating to the liquidation or dissolution of, the Corporation.

(gg) “Management Equity Plan” has the meaning specified in the Certificate of Incorporation.

(hh) “MD&A” has the meaning specified in Section 7.1.

(ii) “New Securities” has the meaning specified in Section 4.1.

(jj) “Nonparty Buyer” has the meaning specified in Section 5.1.

(kk) “Observer” has the meaning specified in Section 6.2.

(ll) “Poison Pill” has the meaning specified in the definition of “Key Action”.

(mm) “Person” means an individual, partnership, corporation, unincorporated organization, joint stock company, limited liability company, association, trust or joint venture, or a governmental agency or political subdivision thereof.

(nn) “Plan” has the meaning specified in the preamble of this Agreement.

(oo) “Preemptive Purchaser” has the meaning specified in Section 4.1.

(pp) “Preemptive Rights Notice” has the meaning specified in Section 4.1.

(qq) “Preemptive Stockholder” has the meaning specified in Section 4.1.

(rr) “Pro Rata Portion” has the meaning specified in Section 4.1.

(ss) “Qualified Public Offering” means the first underwritten public offering pursuant to an effective registration statement covering a sale of Common Stock to the public, that (A) is led by a nationally recognized investment bank, (B) results in the Common Stock being listed on a national securities exchange or quoted on the Nasdaq Stock Market, and (C) involves gross cash proceeds of at least $100 million.

(tt) “Related Party” means: (i) any director or executive officer of the Corporation (or any member of the immediate family of any such director or executive officer); (ii) any Person of which a person described in clause (i) is a partner, director or executive officer; (iii) any Person beneficially owning, or otherwise controlling (or sharing control of), more than 20% of the Corporation’s issued and outstanding Common Stock; (iv) any Person that is an Affiliate of a Person described in clause (iii); or (v) any director or executive officer of a Person described in clause (iii) or in clause (iv) (or any member of the immediate family of any such director or executive officer).

(uu) “Related Party Transaction” means any transaction, contract, agreement, understanding, arrangement, loan, advance or guarantee involving aggregate payments or consideration in excess of $500,000 in any fiscal year between the Corporation (or any subsidiary) and a Related Party; provided, however, that the following shall not be deemed to be Related Party Transactions: (i) the purchase of conventional insurance products in the ordinary course of business; (ii) principal and interest payments to holders of the Corporation’s 10% Senior Secured Notes due 2014 or other debt obligations made pursuant to the terms of such Notes or debt obligations; (iii) dividend payments or distributions to holders of the Corporation’s capital stock; (iv) the payment of reasonable and customary compensation and fees to, and indemnities provided for the benefit of, officers, directors, employees or consultants of the Corporation (or any subsidiary) in the ordinary course of business; (v) employment agreements, benefit plans (including the Management Equity Plan) and similar arrangements for employees and directors of the Corporation (including the issuance of Common Stock or other equity interests thereunder) which, in each case, are approved by the Board of Directors; (vi) loans to officers, employees or consultants of the Corporation (or its subsidiaries) not in excess of $500,000 in the aggregate outstanding at any time; and (vii) transactions between or among the Corporation and any of its direct or indirect wholly-owned subsidiaries.

(vv) “Sale Notice” has the meaning specified in Section 3.1(a).

(ww) “Sale Transaction” means the bona fide sale, lease or transfer, in one transaction or a series of related transactions, of (x) all or substantially all of the consolidated assets of the Corporation and its subsidiaries or (y) at least a majority of the then-issued and outstanding shares of Common Stock, to any person or group of related persons (other than the Selling Holders or any Affiliates thereof) (a “Third Party Purchaser”), whether directly or indirectly or by way of any merger, statutory share exchange, recapitalization, sale of equity, reclassification, consolidation or other business combination transaction or purchase of beneficial ownership.

(xx) “SEC” means the United States Securities and Exchange Commission, or any other federal agency at the time administering the Securities Act or the Exchange Act.

(yy) “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

(zz) “Selling Holders” has the meaning specified in Section 2.1(a).

(aaa) “Stockholders” means (i) the Initial Stockholders, and (ii) any other Person that is a transferee of issued and outstanding shares of Class A Common Stock (whether from another Stockholder or from the Corporation) and executes, or becomes bound by, this Agreement or a Joinder Agreement. The term “Stockholder” means any one of the Stockholders (and, in the case of a Stockholder who is a natural person, the term “Stockholder” also includes such Stockholder’s legal representatives, executors or administrators when the context so requires).

(bbb) “Subsidiary” means any Person in which the Corporation, directly or indirectly through one or more Subsidiaries or otherwise, beneficially owns more than 50% of either the equity interests in, or the voting control of, such Person.

(ccc) “Tag-Along Transaction” means any transaction or series of transactions involving a sale or other Transfer by the Initiating Holders of at least a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) to a single person or group of related persons, in any transaction (or series of related transactions); provided, however, that a “Tag-Along Transaction” shall not include, and none of the rights of the Tag-Along Sellers specified in Section 3.1 shall be triggered by, a sale or other Transfer of any then-issued and outstanding shares of Class A Common Stock by any Stockholder to any of its Affiliates.

(ddd) “Tag-Along Seller” has the meaning specified in Section 3.1(a).

(eee) “Terminated Party” has the meaning specified in Section 11.1(b).

(fff) “Third Party Purchaser” has the meaning specified in the definition of “Sale Transaction.”

(ggg) “Transfer” means (a) any direct or indirect sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Common Stock (including (x) the granting of any option or entering into any agreement for the future sale, transfer or other disposition of Common Stock, or (y) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Common Stock), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise, and (b) any other transaction or event, including without limitation a merger, consolidation, or acquisition of any Person, or the aggregation of the Common Stock beneficially owned by one Person with the Common Stock beneficially owned by any other Person, which would affect the beneficial ownership of Common Stock.

(hhh) “Transferring Holders” has the meaning specified in Section 5.1.

ARTICLE II

DRAG-ALONG

SECTION 2.1 Drag-Along Rights in Sale Transaction.

(a) In the event that one or more Stockholders holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the “Selling Holders”) determine to take any action that would cause a Sale Transaction to occur, the Corporation or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other Holders of the Corporation’s Common Stock (the “Dragged Holders”). Such written notice shall be delivered in accordance with Section 11.2, and shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser, and the amount and form of per share consideration to be paid by the Third Party Purchaser.

(b) In the event notice of a Sale Transaction is given by the Corporation or by or on behalf of the Selling Holders to the Dragged Holders in accordance with the preceding paragraph (a) of this Section 2.1, each of the Dragged Holders shall: (i) be obligated to sell or transfer to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction, the portion of such Dragged Holder’s shares of Common Stock (free and clear of any liens and duly endorsed for transfer, or accompanied by duly endorsed stock powers) corresponding to the portion of the shares of Common Stock held by the Selling Holders (in the aggregate) that are proposed to be included in such Sale Transaction; (ii) be required to vote such Dragged Holder’s shares of Common Stock, whether by proxy, voting agreement or otherwise, in favor of the Sale Transaction; (iii) enter into agreements with the Third Party Purchaser on terms substantially identical to those applicable to the Selling Holders (including, without limitation, with respect to representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Sale Transaction as requested by the Third Party Purchaser), so long as the terms of any such agreements are not more onerous (on a per share basis) with respect to the Dragged Holders than with respect to the Selling Holders; (iv) use commercially reasonable efforts to obtain any consents necessary to effectuate the Sale Transaction; (v) waive any appraisal or dissenters rights with respect to such Sale Transaction; (vi) be required to effectuate the allocation and distribution of the aggregate consideration upon the Sale Transaction as set forth below; and (vii) take any and all reasonably necessary action in furtherance of the foregoing. The Corporation and the Dragged Holders shall not take any action prejudicial to or inconsistent with such Sale Transaction. In the event that the Sale Transaction involves 100% of the then-issued and outstanding Common Stock and would give rise to appraisal rights under the Delaware General Corporation Law, then, at the written election of the Corporation or the Selling Holders (or their designated representative), all shares of Common Stock held by any Dragged Holder that have not been voted in favor of the adoption of the applicable merger agreement (including by virtue of no such vote being required), shall, immediately prior to consummation of the Sale Transaction, be transferred to the Selling Holders (on a pro rata basis), the Third Party Purchaser or another entity (in each case as designated by the Selling Holders), and each such Dragged Holder shall receive, in consideration for such transfer of such shares, an amount equal to the amount otherwise payable in respect thereof in connection with the Sale Transaction. In connection with any Sale Transaction, no Dragged Holder shall be required to make any representations or warranties (except as they relate to such Dragged Holder’s ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Selling Holders (other than relating to a breach of representations and warranties by such Selling Holders); provided, that (A) in the case of clause (x) above, each Dragged Holder’s obligation shall be on a pro rata basis in proportion to its interest in the Corporation and (B) in no event shall any Dragged Holder be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Dragged Holder in connection with any such Sale Transaction.

(c) Upon consummation of the Sale Transaction, or as otherwise expressly provided in the preceding paragraph (b), all the Selling Holders and the Dragged Holders shall receive, with respect to their shares of Common Stock, the same proportion of the aggregate consideration from such Sale Transaction that such holders would have received if such aggregate consideration had been distributed by the Corporation in complete liquidation pursuant to the rights and preferences set forth in the Certificate of Incorporation.

(d) Each Selling Holder and Dragged Holder will bear its pro rata share (based upon the number of shares of Common Stock held by such holder) of the costs of any Sale Transaction to the extent such costs are incurred for the benefit of all such holders and are not otherwise paid by the Corporation or the Third Party Purchaser. Costs incurred by such holders on their own behalf will not be considered costs of the Sale Transaction.

(e) The Corporation shall use commercially reasonable efforts to cause its officers, employees, agents, contractors and others under its control to cooperate in any proposed Sale Transaction and not to take any action which might impede any such Sale Transaction; provided, however, that in the case of a Sale Transaction involving the sale or disposition of all or substantially all the consolidated assets of the Corporation and its subsidiaries, the Board of Directors shall act in accordance with its fiduciary duties. Pending the completion of any proposed Sale Transaction, the Corporation shall use commercially reasonable efforts to operate in the ordinary course of business and to maintain all existing business relationships in good standing.

(f) The Selling Holders shall have power and authority to cause the Corporation to enter into a Sale Transaction and to take any and all such further action in connection therewith as the Selling Holders may deem necessary or appropriate in order to consummate or abandon any such Sale Transaction; provided, however, that in the case of a Sale Transaction involving the sale or disposition of all or substantially all the consolidated assets of the Corporation and its subsidiaries, the Board of Directors shall act in accordance with its fiduciary duties; provided, further, however, that to the fullest extent permitted by law, the Corporation and the Selling Holders shall have no liability if any such Sale Transaction is not consummated for any reason. Subject to the provisions of this Section 2.1, the Selling Holders, in exercising their rights under this Section 2.1(f), shall have complete discretion over the terms and conditions of any Sale Transaction effected thereby, including, without limitation, price, payment terms, conditions to closing, representations, warranties, affirmative covenants, negative covenants, indemnification, holdbacks and escrows. Without limitation of the foregoing, the Selling Holders may authorize and cause the Corporation or any now or hereafter created subsidiary to execute such agreements, documents, applications, authorizations, registration statements and instruments (collectively “Drag-Along Documents”) as they may deem necessary or appropriate in connection with any Sale Transaction, and each third person who is party to any such Drag-Along Documents may rely on the authority vested in the Selling Holders under this Section 2.1 for all purposes.

(g) Subject to Section 11.12, the provisions of this Section 2.1 shall be in addition to, and not in limitation of, the provisions of Section 7.1 of the Certificate of Incorporation.

ARTICLE III

TAG-ALONG TRANSACTION

SECTION 3.1 Tag-Along Rights in a Tag-Along Transaction.

(a) In the event that one or more Stockholders (the “Initiating Holders”) desire to effect a Tag-Along Transaction, the Initiating Holders (or a designated representative acting on their behalf) shall first give written notice (a “Sale Notice”) to all other Holders (the “Tag-Along Sellers”), with a copy to the Corporation, in accordance with Section 11.2, offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten Business Days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders’ shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which Holders are entitled under the Certificate of Incorporation); provided, however, that if such proposed transferee desires to purchase an amount of Common Stock that is less than the aggregate amount of Common Stock proposed to be transferred by the Initiating Holders and any Tag-Along Sellers electing to participate in the Tag-Along Transaction, then the Initiating Holders may elect either (A) to terminate such Tag-Along Transaction with respect to the Initiating Holders and each Tag-Along Seller or (B) to sell to such transferee, and upon such election to sell, each Tag-Along Seller shall be permitted to sell to such transferee, up to that number of shares of Common Stock owned by the Initiating Holders or electing Tag-Along Sellers, as the case may be, equal to the product of (x) the total number of shares of Common Stock to be acquired by the transferee in the proposed Tag-Along Transaction and (y) such Initiating Holder’s or Tag-Along Seller’s proportionate percentage of the total number of then-issued and outstanding shares of Common Stock held by the Initiating Holders and electing Tag-Along Sellers.

(b) In no event shall any Tag-Along Seller have any rights under this Section 3.1 or otherwise with respect to a sale by any Initiating Holders of any debt or equity securities of the Corporation other than the Common Stock. In connection with any Tag-Along Transaction, no Tag-Along Seller shall be required to make any representations or warranties (except as they relate to such Tag-Along Seller’s ownership of and authority to sell Common Stock) or covenants, or to provide any indemnity, except for (x) indemnification related to breaches of the foregoing representations and warranties and (y) any other indemnity agreed to by the Initiating Holders (other than relating to a breach of representations and warranties by such Initiating Holders); provided, that (A) in the case of clause (x) above, each Tag-Along Seller’s obligation shall be on a pro rata basis in proportion to its interest in the Corporation and (B) in no event shall any Tag-Along Seller be held liable under either clause (x) or (y) above for any amount in excess of the net proceeds received by such Tag-Along Seller in connection with any such Tag-Along Transaction. The election by any Tag-Along Seller to sell or not to sell all or any portion of such Tag-Along Seller’s Common Stock in any Tag-Along Transaction shall not adversely affect such Tag-Along Seller’s right to participate in any future Tag-Along Transaction.

(c) Upon consummation of the sale of any Common Stock pursuant to clause (a) of this Section 3.1, each Initiating Holder and Tag-Along Seller shall deliver at such closing, against payment of the purchase price therefor, certificates or other documentation governing the terms of any such Common Stock (or other evidence thereof reasonably acceptable to the transferee of such Common Stock) representing their Common Stock to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, evidence of good title to the Common Stock to be sold, the absence of liens, encumbrances and adverse claims with respect thereto and such other documents as are deemed reasonably necessary by the Initiating Holders and the Corporation for the proper Transfer of such Common Stock on the books of the Corporation.

(d) Subject to Section 11.12, the provisions of this Section 3.1 shall be in addition to, and not in limitation of, the provisions of Section 7.2 of the Certificate of Incorporation.

ARTICLE IV

PREEMPTIVE RIGHTS

SECTION 4.1 Preemptive Rights.

(a) The Corporation shall not sell or issue to any Person (including any then-current stockholder) (a “Preemptive Purchaser”), any additional shares of Class A Common Stock, or other securities convertible into or exchangeable for Class A Common Stock, or options, warrants or rights carrying any right to purchase Class A Common Stock (the “New Securities”) (other than pursuant to an Excluded Issuance), unless the Corporation first submits written notice (the “Preemptive Rights Notice”) to each holder, or group of Affiliated holders, of then-issued and outstanding shares of Class A Common Stock representing in the aggregate 2% or more of the issued and outstanding shares of Common Stock on a fully diluted basis (a “Preemptive Stockholder”) identifying the terms of the New Securities (including the price, number or aggregate principal amount and type of securities, and all other material terms) and offers to each Preemptive Stockholder the opportunity to purchase a portion of the New Securities (a “Pro Rata Portion”) on terms and conditions, including price, not less favorable to the Preemptive Stockholder than those on which the Corporation proposes to sell or issue the New Securities to the Preemptive Purchaser. A Preemptive Stockholder’s Pro Rata Portion shall be equal to (x) the total number of New Securities subject to the sale or issuance multiplied by (y) a fraction, (A) the numerator of which is the number of then-issued and outstanding shares of Class A Common Stock owned by the Preemptive Stockholder, and (B) the denominator of which is the total number of the then-issued and outstanding shares of Class A Common Stock. Subject to providing the Preemptive Rights Notice in accordance with this Section 4.1(a), the Corporation may proceed to consummate a sale or issuance of New Securities to the Preemptive Purchaser, so long as the Corporation subsequently gives effect to the right of each Preemptive Stockholder to purchase its respective Pro Rata Portion of such New Securities.

(b) The Corporation’s offer to a Preemptive Stockholder shall remain open for a period of 20 days after the Preemptive Rights Notice is delivered in accordance with Section 11.2, during which time the Preemptive Stockholder may accept such offer by written notice to the Corporation setting forth the number of such New Securities to be purchased by such Preemptive Stockholder, up to a maximum amount equal to such Preemptive Stockholder’s Pro Rata Portion.

(c) In the event that a Preemptive Stockholder declines to exercise the option to purchase its Pro Rata Portion of any issuance of New Securities, such Preemptive Stockholder shall be deemed to have permanently waived the preemptive rights granted under this Section 4.1 and shall no longer be eligible to participate in any future issuance of New Securities pursuant to this Section 4.1.

(d) Subject to Section 11.12, the provisions of this Section 4.1 shall be in addition to, and not in limitation of, the provisions of Section 7.3 of the Certificate of Incorporation.

ARTICLE V

CO-SALE RIGHTS

SECTION 5.1 Co-Sale Provisions.

(a) In the event that any holder or holders of the Corporation’s Class A Common Stock (the “Transferring Holders”) proposes to sell or otherwise Transfer any shares of Class A Common Stock (other than pursuant to a Tag-Along Transaction) to any transferee (except (x) an Affiliate of the transferor or (y) an Initial Stockholder or an Affiliate of such Initial Stockholder) and, following such sale or Transfer, such transferee (the “Nonparty Buyer”), together with its Affiliates, would beneficially own shares of Class A Common Stock entitling the Nonparty Buyer and such Affiliates to exercise a majority of the voting power represented by all the outstanding Class A Common Stock (a “Co-Sale Transaction”), the Nonparty Buyer shall cause written notice (the “Co-Sale Notice”) of such proposed Co-Sale Transaction to be given to the Corporation and each holder of Class A Common Stock other than the Transferring Holders (each such other holder, a “Co-Sale Offeree”) not less than 30 days prior to consummation of such Co-Sale Transaction. The Co-Sale Notice shall include the number of shares of Class A Common Stock proposed to be Transferred in the Co-Sale Transaction, the name and address of the Nonparty Buyer, the weighted average price paid for all shares of Class A Common Stock purchased by the Nonparty Buyer (or its Affiliates) in the preceding 18-month period, the proposed amount and form of consideration and the material terms and conditions of payment contemplated by the proposed Co-Sale Transaction, and the date on which such Co-Sale Transaction is expected to be consummated.

(b) Each Co-Sale Offeree may, by written notice to the Nonparty Buyer (or its designated representative) delivered within ten days after delivery of the Co-Sale Notice,

elect to sell to the Nonparty Buyer all or any portion of the issued and outstanding shares of Class A Common Stock owned by such Co-Sale Offeree as of the date of the Co-Sale Notice, contemporaneously with the consummation of the Co-Sale Transaction, at the Co-Sale Price and on the same terms and conditions set forth in the Co-Sale Notice, which terms and conditions shall be the same as those on which the Transferring Holders’ issued and outstanding shares of Class A Common Stock are being sold.

(c) Upon consummation of the sale of any Class A Common Stock pursuant to clause (a) of this Section 5.1, each Transferring Holder and Co-Sale Offeree participating in such Co-Sale Transaction shall deliver, against payment of the Co-Sale Price, certificates evidencing such Class A Common Stock (or other evidence thereof reasonably acceptable to the Nonparty Buyer) to be sold, duly endorsed for Transfer or accompanied by duly endorsed stock powers, and such other documents as are deemed reasonably necessary by the Transferring Holders and the Corporation for the proper Transfer of such Common Stock to the Nonparty Buyer on the books of the Corporation.

(d) In the event that shares of Class A Common Stock are transferred to a Nonparty Buyer in violation of this Section 5.1, all voting rights associated with all issued and outstanding shares of Class A Common Stock held by such Nonparty Buyer (and its Affiliates) will be automatically and permanently suspended immediately upon the consummation of the Co-Sale Transaction involving such Nonparty Buyer.

(e) Subject to Section 11.12, the provisions of this Section 5.1 shall be in addition to, and not in limitation of, the provisions of Section 7.4 of the Certificate of Incorporation.

ARTICLE VI

BOARD OF DIRECTORS

SECTION 6.1 Election of Michael Keough. Each Stockholder agrees that, for so long as Michael Keough is serving as the President and Chief Executive Officer of the Corporation (the “CEO”), at any meeting of stockholders of the Corporation at which directors are to be elected (or any solicitation of written consents in lieu of such meeting), such Stockholder shall vote all of its shares of Common Stock to elect Michael Keough as a director of the Corporation; provided, however, that (i) in the event the employment of Michael Keough as CEO is terminated (unless otherwise determined by the Board of Directors in its discretion), Michael Keough will cease to be a director (and each Stockholder shall take any necessary action to cause Michael Keough to be removed as a director under such circumstances) and (ii) in the event of a vacancy on the Board of Directors as a result of Michael Keough’s termination, death, resignation or other cause, an individual shall be chosen to serve as Michael Keough’s replacement on the Board of Directors in accordance with Section 8.5 of the Certificate of Incorporation.

SECTION 6.2 Board Observers. Each Effective Date Signatory that, individually or together with its Affiliates, received more than 15% of the shares of Class A Common Stock issued as of the Effective Date pursuant to the Plan, and continues (together with its Affiliates) to hold more than 15% of the issued and outstanding shares of Class A Common Stock (each, a “15% Holder”), shall have the non-transferable right to appoint one representative (an “Observer”) to attend (whether in person or via teleconference) meetings of the Board of Directors as an observer and to participate in all discussions during such meetings; provided, however, that the Observer shall not be entitled to vote on any matters upon which the Board of Directors shall vote. Subject to the execution of a confidentiality agreement in the form attached hereto as Exhibit D by such 15% Holder and its Observer, the Corporation shall (i) send to the Observer the notice of the time and place of each meeting of the Board of Directors in the same manner and at the same time as it shall send such notice to the members of the Board of Directors and (ii) provide to the Observer copies of all notices, reports, minutes and consents (collectively, “Board Materials”) in the manner and at the same time as they are provided to the Board of Directors. Notwithstanding the foregoing, the Board of Directors may deny an Observer access to any meeting of the Board of Directors, or any potion thereof, and may deny an Observer any or all Board Materials, if the Board of Directors (a) has been advised by outside legal counsel that such denial is reasonably necessary to preserve the attorney-client privilege, or (b) determines that access to such meeting and/or provision of such Board Materials would result in a conflict of interest, and so notifies the Observer in writing of the specific conflict of interest.

ARTICLE VII

STOCKHOLDER INFORMATION RIGHTS

SECTION 7.1 Stockholder Information Rights.

(a) Stockholders shall have the right, upon written request made to the Secretary of the Corporation, subject to delivery to such Secretary of a completed and executed questionnaire and confidentiality undertaking from such Stockholder in the form attached to the Certificate of Incorporation as Exhibit A (or such other form as may be approved by the Board of Directors and available from time to time from the Secretary of the Corporation), to receive:

(i) within 90 days after the end of each fiscal year of the Corporation, an annual report containing (x) audited consolidated financial statements of the Corporation for such fiscal year (including balance sheets, statements of operations and statements of cash flows as would be required to be included in an Annual Report on Form 10-K if the Corporation had a class of Common Stock registered with the SEC under the Exchange Act, certified by a national accounting firm and prepared in accordance with GAAP, and (y) a management’s discussion and analysis of financial condition and results of operations (“MD&A”), in narrative form, with respect to such financial statements (such MD&A to be substantially similar to that which would be required to be included in an Annual Report on Form 10-K if the Corporation were an SEC registrant);

(ii) in the case of (x) any Initial Stockholder or (y) any other Stockholder that, individually or with its Affiliates, is a record owner (or establishes to the Corporation’s reasonable satisfaction that it is a beneficial owner) of shares of Common Stock representing at least 2% of the issued and outstanding shares of Common Stock (treated as a single class), within 45 days after the end of each of the first three fiscal quarters of each year (or more frequently at the Board of Directors’ option), a report containing (x) condensed consolidated financial statements of the Corporation for such quarter and the year-to-date period and the comparable period of the prior fiscal year (including balance sheets, statements of operations and statements of cash flows as would be required to be included in a Quarterly Report on Form 10-Q if the Corporation had a class of Common Stock registered with the SEC under the Exchange Act), prepared in accordance with GAAP, and (y) an MD&A, in narrative form, with respect to such financial statements (such MD&A to be substantially similar to that which would be required to be included in a Quarterly Report on Form 10-Q if the Corporation were an SEC registrant);

(iii) in the case of (x) any Initial Stockholder or (y) any other Stockholder that, individually or with its Affiliates, is a record owner (or establishes to the Corporation’s reasonable satisfaction that it is a beneficial owner) of shares of Common Stock representing at least 2% of the issued and outstanding shares of Common Stock (treated as a single class), concurrently with any report furnished pursuant to clause (i) or (ii) above, a brief description of the nature of the business of the Corporation and its products and services and any other information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act;

(iv) in the case of any Stockholder that, individually or with its Affiliates, is a record owner (or establishes to the Corporation’s reasonable satisfaction that it is a beneficial owner) of shares of Common Stock representing at least 2% of the issued and outstanding shares of Common Stock (treated as a single class), written notice of the occurrence of any event that would be required to be reported by the Corporation on Form 8-K if the Corporation had a class of Common Stock registered with the SEC under the Exchange Act, together with all information relating to such event that would be required to be included in such Form 8-K, within seven days of the occurrence of such event; and

(v) in the case of any Stockholder that, individually or with its Affiliates, is a record owner (or establishes to the Corporation’s reasonable satisfaction that it is a beneficial owner) of shares of Common Stock representing at least 2% of the issued and outstanding shares of Common Stock (treated as a single class), upon reasonable prior written notice delivered to the Corporation by such Stockholder, a complete record of the stockholders of the Corporation, arranged by class of shares and, within each class, in alphabetical order, showing the address of each stockholder and the number of shares of each class of Common Stock registered in the name of such stockholder, such record to be made available by the Corporation either on a reasonably accessible electronic network or during normal business hours at the principal place of business of the Corporation;

provided, however, that (i) the Corporation will not be required by clauses (i), (ii), (iii) or (iv) of this Section 7.1 to deliver any reports that are more extensive or more detailed than those that would be required if the Corporation had a class of Common Stock registered with the SEC under the Exchange Act, and (ii) the requirements of this Section 7.1 shall cease to apply at such time as the Corporation has a class of Common Stock registered with the SEC under the Exchange Act.

(b) Subject to Section 11.12, the provisions of this Section 7.1 shall be in addition to, and not in limitation of, the provisions of Section 5.2.5 of the Certificate of Incorporation.

SECTION 7.2 Information Concerning Number of Stockholders of Record.

(a) In the event the Corporation determines that the number of holders of record (as such concept is understood for purposes of Section 12(g) of the Exchange Act and any relevant rules promulgated thereunder) of the Corporation’s Common Stock exceeds 450, the Corporation shall, as promptly as practicable thereafter, cause written notice thereof to be provided to each such holder of record.

(b) Subject to Section 11.12, the provisions of this Section 7.2 shall be in addition to, and not in limitation of, the provisions of Section 5.2.6 of the Certificate of Incorporation.

ARTICLE VIII

KEY ACTIONS

SECTION 8.1 Special Approval Requirements for Key Actions.

(a) In addition to any other vote of stockholders that may be required by law or by the provisions of the Certificate of Incorporation and any approval required by Section 9.1 in the case of a Related Party Transaction, the Corporation shall not take, or permit any subsidiary to take, any Key Action, without first obtaining, with respect to such Key Action, either:

(i) the unanimous written consent of all directors then in office; or

(ii) the affirmative vote at a duly held meeting of the Board of Directors (at which a quorum is present) of all the directors in attendance (excluding any directors recusing themselves due to an actual or potential conflict of interest, provided that no action may be taken by less than a majority of all directors present at such meeting); or

(iii) (A) the affirmative vote at a duly held meeting of the Board of Directors (at which a quorum is present) of a majority of the directors then in office and (B) the affirmative vote of at least a majority of the holders of the issued and outstanding shares of Class A Common Stock.

(b) Subject to Section 11.12, the provisions of this Section 8.1 shall be in addition to, and not in limitation of, the provisions of Section 5.5 of the Certificate of Incorporation.

ARTICLE IX

RELATED PARTY TRANSACTIONS

SECTION 9.1 Approval Requirements for Related Party Transactions. In addition to any other vote of stockholders that may be required by law or by the provisions of the Certificate of Incorporation and any approval required by Section 8.1 in the case of a Key Action, the Corporation shall not enter into any Related Party Transaction without first obtaining:

(a) in the case of a Related Party Transaction with a Related Party described in clause (iii), (iv) or (v) of the definition of “Related Party”, either:

(i) the unanimous written consent of all directors then in office; or

(ii) the affirmative vote at a duly held meeting of the Board of Directors (at which a quorum is present) of all the directors in attendance (excluding any directors recusing themselves due to an actual or potential conflict of interest, provided that no action may be taken by less than a majority of all directors present at such meeting); or

(iii) (X) the affirmative vote at a duly held meeting of the Board of Directors (at which a quorum is present) of a majority of the directors then in office and (Y) the approval of each disinterested 15% Holder; and

(b) in the case of a Related Party Transaction with a Related Party described in clause (i) or (ii) of the definition of “Related Party”, either:

(i) the unanimous written consent of all directors then in office; or

(ii) the affirmative vote at a duly held meeting of the Board of Directors (at which a quorum is present) of a majority of the directors then in office.

SECTION 9.2 Subject to Section 11.12, the provisions of Section 9.1 shall be in addition to, and not in limitation of, the provisions of Section 5.7 of the Certificate of Incorporation.

ARTICLE X

REPRESENTATIONS AND WARRANTIES

SECTION 10.1 Ownership and Authority. Each Stockholder executing or otherwise becoming a party to this Agreement, severally and not jointly, represents and warrants that, to the best knowledge of such Stockholder, this Agreement constitutes the valid and binding obligation of such Stockholder, enforceable in accordance with its terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors’ rights generally and the effect and application of general principles of equity and the availability of equitable remedies).

ARTICLE XI

MISCELLANEOUS

SECTION 11.1 Term and Termination.

(a) All the rights and obligations of the Corporation and the Stockholders set forth in this Agreement shall terminate automatically upon consummation of a Qualified Public Offering.

(b) At such time as any Stockholder shall cease to own Common Stock (a “Terminated Party”), such Terminated Party shall automatically no longer be a party to this Agreement.

(c) This Agreement may be terminated in its entirety at any time with the written approval of those Stockholders having the requisite power and authority to amend the provisions of Section 11.5 of this Agreement as provided in such Section 11.5.

SECTION 11.2 Notices. All notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be deemed to have been effectively given (a) when personally delivered to the party to be notified; (b) when sent by confirmed facsimile to the party to be notified; (c) three Business Days after deposit in the United States mail, postage prepaid, by certified or registered mail with return receipt requested, addressed to the party to be notified; or (d) one Business Day after deposit with a national overnight delivery service, postage prepaid, addressed to the party to be notified with next-Business Day delivery guaranteed, in each case as follows: (i) in the case of any Holder, to such Holder at its address or facsimile number set forth in the stock records of the Corporation; and (ii) in the case of the Corporation, to the Secretary of the Corporation at the Corporation’s principal place of business. A party may change its address for purposes of notice hereunder by giving notice of such change to all other parties in the manner provided in this Section 11.2.

SECTION 11.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto.

SECTION 11.4 Entire Agreement. This Agreement supersedes all prior discussions and agreements among any of the parties hereto (and their Affiliates) with respect to the subject matter hereof and contains the sole entire understanding of the parties with respect to the subject matter hereof.

SECTION 11.5 Amendment. This Agreement may be amended only with the written approval of the holders of at least a majority in voting power of the then-issued and outstanding shares of Class A Common Stock held by all the Stockholders; provided, however, that (i) any amendment or modification to this Agreement adversely affecting the rights and/or obligations of the Corporation shall require the affirmative vote at a duly held meeting of the Board of

Directors (at which a quorum is present) of a majority of the directors then in office; (ii) any amendment or modification to the provisions of Section 2.1 (“Drag-Along Rights in Sale Transaction”), Section 3.1 (“Tag-Along Rights in a Tag-Along Transaction”), Section 4.1 (“Preemptive Rights”), Section 5.1 (“Co-Sale Provisions”), Section 6.2 (“Board Observers”), Section 7.1 (“Stockholder Information Rights”), or this Section 11.5 (“Amendment”), or any defined term used in any such section, shall also require the written approval of each Effective Date Signatory that, collectively with its Affiliates, received shares of Class A Common Stock as of the Effective Date pursuant to the Plan representing at least 10% of the Class A Common Stock issued as of the Effective Date, so long as such Effective Date Signatory continues to hold at least one share of Class A Common Stock; (iii) any amendment or modification to the provisions of Section 3.1 (“Tag-Along Rights in a Tag-Along Transaction”), or any defined term used in such section, shall also require the written approval of holders of at least 66- 2/3% of the then-issued and outstanding shares of Class A Common Stock held by all the Stockholders; and (iv) any amendment or modification to the provisions of Section 8.1 (“Special Approval Requirements for Key Actions”) and Section 9.1 (“Approval Requirements for Related Party Transactions”), or any defined term used in any such section, shall also require the written approval of holders of at least 85% of the shares of Class A Common Stock then held by the Effective Date Signatories.

SECTION 11.6 No Third Party Beneficiary. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and its successors and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

SECTION 11.7 Deemed Execution; Effective Date. On the Effective Date, pursuant to Section 5.2(c) of the Plan, the Corporation and each holder of then-issued and outstanding Class A Common Stock shall be deemed to have entered into this Agreement. This Agreement shall take effect immediately and automatically on the Effective Date.

SECTION 11.8 Headings. The headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

SECTION 11.9 Governing Law; Consent to Jurisdiction and Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law doctrine. The Corporation and each Stockholder hereby submits to the exclusive jurisdiction of (i) the Bankruptcy Court, (ii) the courts of the State of Delaware, and (iii) the United States District Court for the Southern District of New York and of any New York State Court sitting in the City of New York, and any judicial proceeding brought against the Corporation or any Stockholder with respect to any dispute arising out of this Agreement or any matter related hereto shall be brought only in such courts. The Corporation and each Stockholder hereby irrevocably waives, to the fullest extent permitted by law, any objection it may have or hereafter have to the laying of the venue of any such proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum. The Corporation and each Stockholder hereby consents to process being served in any such proceeding by the mailing of a copy thereof by registered or certified mail, postage prepaid, to the address specified in Section 11.2, or in any other manner permitted by law. THE CORPORATION AND EACH STOCKHOLDER HEREBY KNOWINGLY, VOLUNTARILY, AND INTENTIONALLY WAIVES ANY RIGHTS IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUCH ACTION OR PROCEEDING.

SECTION 11.10 Injunctive Relief. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties to this Agreement fail to comply with any of the obligations imposed on them by this Agreement and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law. The parties hereby waive, and cause their respective representatives to waive, any requirement for the securing or posting of any bond in connection with any action brought for injunctive relief hereunder.

SECTION 11.11 Severability. The invalidity or unenforceability of any provisions of this Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of any provision of this Agreement in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

SECTION 11.12 Conflicts. In the event that any of the terms or provisions of this Agreement conflict with any of the terms or provisions of the Certificate of Incorporation, the terms and provisions of the Certificate of Incorporation shall control.

SECTION 11.13 Recapitalization, etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, shares of capital stock of the Corporation by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of Common Stock or any other change in the Corporation’s capital structure, appropriate adjustments shall be made to the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives, or are deemed to have executed this Agreement, as of the Effective Date.

THE CORPORATION:

CARAUSTAR INDUSTRIES, INC.

By:
Name:
Title:

STOCKHOLDERS:

AIG GLOBAL INVESTMENT CORP., as investment adviser to certain funds and accounts

By:
Name:
Title:

STOCKHOLDERS:

CEDARVIEW OPPORTUNITIES MASTER FUND, LP CEDARVIEW LEVERAGED OPPORTUNITIES MA II, LTD.

By:
Name:
Title:

STOCKHOLDERS:

WAYZATA OPPORTUNITIES FUND OFFSHORE II, L.P.

By: WAYZATA OFFSHORE GP II, LLC, its General Partner

By:
Name:
Title:

WAYZATA OPPORTUNITIES FUND II, L.P.

By: WOF II GP, L.P., its General Partner

By: WOF II, GP, LLC, its General Partner

By:
Name:
Title:

WAYZATA OPPORTUNITIES FUND, LLC

By: WAYZATA INVESTMENT PARTNERS LLC, its Manager

By:
Name:
Title:

WAYZATA OPPORTUNITIES FUND OFFSHORE, L.P.

By: WAYZATA OFFSHORE GP, LLC, its General Partner

By:
Name:
Title:

SCHEDULE A

LIST OF EFFECTIVE DATE SIGNATORIES

AIG GLOBAL INVESTMENT CORP., as investment adviser to certain funds and accounts
CEDARVIEW LEVERAGED OPPORTUNITIES MA II, LTD
CEDARVIEW OPPORTUNITIES MASTER FUND, LP
WAYZATA OPPORTUNITIES FUND OFFSHORE II, L.P.
WAYZATA OPPORTUNITIES FUND II, L.P.
WAYZATA OPPORTUNITIES FUND, LLC
WAYZATA OPPORTUNITIES FUND OFFSHORE, L.P.

Exhibit A

Bylaws of the Corporation

Exhibit B

Certificate of Incorporation of the Corporation

Exhibit C

Form of Joinder Agreement

The undersigned hereby agrees, effective as of the date hereof, to become a party to that certain Stockholders Agreement dated as of August 20, 2009 (as amended, the “Agreement”), by and among Caraustar Industries, Inc. (the “Corporation”) and the Stockholders (as defined in the Agreement), and for all purposes of the Agreement the undersigned shall, effective as of the date hereof, be bound by the terms and provisions of the Agreement applicable to Stockholders and be included within the term “Stockholder” (as defined in the Agreement).

The address and facsimile number to which notices may be sent to the undersigned is as follows:

Facsimile No.:

Date:
Name:

Exhibit D to

Stockholders Agreement

FORM OF

BOARD OBSERVER

CONFIDENTIALITY AGREEMENT

[date]

[NAME OF BOARD OBSERVER]

[ADDRESS]

Re:	Confidentiality Agreement

Sir or Madam:

You, in your capacity as a Board of Directors observer of Caraustar Industries, Inc. (the “Corporation”), may be receiving certain confidential, business, financial and/or proprietary information, including, without limitation, Board materials, both in writing and orally, relating to the Corporation (“Confidential Information”). For purposes of this agreement, the term “Confidential Information” shall include all notes, analyses, compilations, interpretations or other documents prepared by you which contain, reflect or are based upon, in whole or in part, the Confidential Information and related information furnished to you. As a condition to the Confidential Information being furnished to you, you agree not to disclose to any unauthorized person or entity (with the exception of [NAME OF 15% HOLDER] (the “Holder”) and its representatives and agents) any information relating to the Confidential Information, whether or not such information is embedded in writing or other physical form, without the Corporation’s prior written consent unless and to the extent that such information is or becomes generally known to and available for use by the public other than as a result of your fault or the fault of any other person or entity known to you to be bound by a duty of confidentiality to the Corporation.

In the event that you are requested or required (by oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil investigative demand or other similar process) to disclose the Confidential Information, you shall provide the Corporation with prompt written notice of any such request or requirement so that the Corporation may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Corporation, you are nonetheless, advised by counsel that you are legally compelled to disclose Confidential Information to any tribunal or else stand liable for contempt or suffer other censure or penalty, you may, without liability hereunder, disclose to such tribunal only that portion of the Confidential Information which such counsel advises you is legally required to be disclosed.

If at any time you cease to be a Board observer, you will promptly return to the Corporation or the Holder any Confidential Information (and all copies thereof) furnished to you by or on behalf of the Corporation pursuant hereto. In such event, all other information relating to the Confidential Information prepared by you shall be given to the Holder. Notwithstanding the return of the Confidential Information, you will continue to be bound by your obligations of confidentiality and other obligations hereunder.

It is further understood and agreed that money damages would not be a sufficient remedy for any breach of this letter agreement by you and that the Corporation shall be entitled to seek equitable relief, including an injunction and specific performance, as a remedy for any such breach.

[The remainder of the page has been intentionally left blank]

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Corporation.

Very truly yours,

CORPORATION

CARAUSTAR INDUSTRIES, INC.

By:
Name:
Title:

CONFIRMED AND AGREED as of the date written above:

OBSERVER

Name:

ACKNOWLEDGED as of the date written above:

HOLDER

Name: